Issuer Free Writing Prospectus, dated October 27, 2015

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus, dated October 27, 2015

Registration Statement No. 333-202046

Toll Brothers Finance Corp.

$350,000,000 4.875% Senior Notes due 2025

Guaranteed on a Senior Basis by

Toll Brothers, Inc.

and Certain of its Subsidiaries

Pricing Term Sheet

This pricing term sheet to the Preliminary Prospectus Supplement dated October 27, 2015 (the “Preliminary Prospectus Supplement”) related to the offering of the notes described above should be read together with the Preliminary Prospectus Supplement, and the information incorporated by reference therein, before making an investment decision with regard to the notes. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Capitalized terms used but not defined in this pricing term sheet shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Toll Brothers Finance Corp.
Security:	4.875% Senior Notes due 2025
Size:	$350,000,000
Net Proceeds to Issuer Before Expenses:	$347,725,000
Maturity:	November 15, 2025
Coupon:	4.875%
Public Offering Price:	100.000% of the principal amount, plus accrued interest, if any, from October 30, 2015
Yield to Maturity:	4.875%
Benchmark:	UST 2.000% due August 15, 2025
Benchmark Price:	99-23+
Benchmark Yield:	2.030%
Re-offer Spread:	284.5 bps
Optional Redemption:	Make-whole call at T+50 bps prior to August 15, 2025, plus accrued and unpaid interest (or, if greater, at 100% of the principal amount being redeemed). On or after August 15, 2025, redeemable at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the redemption date.
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2016 (long first interest payment).

Trade Date:	October 27, 2015
Settlement:	T+3; October 30, 2015
Ratings:	Ba1 (stable) BB+ (stable) BBB– (stable)
CUSIP:	88947EAR1
ISIN:	US 88947EAR18
Joint Active Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc.
Lead Manager:	PNC Capital Markets LLC
Co-Managers:

Capital One Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Comerica Securities, Inc.

Fifth Third Securities, Inc.

Regions Securities LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, Mizuho Securities USA Inc. toll free at 1-866-271-7403 or SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or other email system.

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